UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

(1)  NOTICE OF ANNUAL GENERAL MEETING

(2)  RE-ELECTION OF DIRECTORS

(3)  PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

(4)  ADOPTION OF NEW SHARE PLANS AND

(5)  TERMINATION OF EXISTING SHARE PLANS

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Thursday, 13 June 2013 at 3 : 00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person should you wish. Only shareholders of record on 13 June 2013 are entitled to attend and vote at the annual general meeting.

*                 for identification purposes only

13 May 2013

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2004 Employee Stock Purchase Plan”	means the 2004 employee stock purchase plan adopted by the Company by way of shareholders resolution on 16 February 2004, and as amended from time to time

“2004 Equity Incentive Plan”	means the 2004 equity incentive plan adopted by the Company by way of shareholders’ resolution on 10 March 2004, and as amended from time to time

“2004 Stock Option Plan”	means the 2004 stock option plan adopted by the Company by way of shareholders resolution on 16 February 2004, and as amended from time to time

“2012 Annual Report”	means the annual report and accounts of the Company for the year ended 31 December 2012

“2014 Employee Stock Purchase Plan”	means the new employee stock purchase plan which is proposed to be adopted by the Company at the AGM, the principal terms of which are set out in Appendix II to this circular

“2014 Equity Incentive Plan”	means the new equity incentive plan which is proposed to be adopted by the Company at the AGM, a summary of which is set out in pages 11 to 12 of this circular

“2014 Stock Option Plan”	means the new stock option plan which is proposed to be adopted by the Company at the AGM, the principal terms of which are set out in Appendix II to this circular

“ADS(s)”	means an American Depositary Receipt issued by the Company which are listed on the New York Stock Exchange, Inc.

“AGM”	means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Thursday, 13 June 2013 at 3 : 00 p.m.

“Articles of Association”	means the Eleventh Amended and Restated Articles of Association of the Company adopted by special resolution passed at the annual general meeting of the shareholders of the Company held on 2 June 2008

“Associates”	has the same meaning given to it by the Listing Rules

“Board”	means the board of Directors of the Company

“Company” or “we”	means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability

“Compensation Committee”	means the compensation committee of the Board

“Director(s)”	means the member(s) of the Board

“Effective Date”

means the date on which the latest of the following events will occur (i) approval by the Board; (ii) approval by the Shareholders at a general meeting; and (iii) registration of the relevant plan with the PRC State Administration of Foreign Exchange, pursuant to the relevant rules of the New Share Plans

“Existing Share Option Plans”	means the 2004 Employee Stock Purchase Plan and the 2004 Stock Option Plan

“Existing Share Plans”	means the Existing Share Option Plans and the 2004 Equity Incentive Plan

“Group”	means the Company and its subsidiaries

“HK$”	means Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	means 6 May 2013, being the latest practicable date prior to the printing of this circular

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“New Issue Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 4 in the Notice

“New Share Option Plans”	means the 2014 Employee Stock Purchase Plan and the 2014 Stock Option Plan

“New Share Plans”	means the New Share Option Plans and the 2014 Equity Incentive Plan

“Notice”	means the notice convening the AGM

“Ordinary Share(s)”	means the ordinary share(s) of par value US$0.0004 each in the capital of the Company

“PRC”	means the People’s Republic of China

“Preferred Share(s)”	means preferred share(s) of par value US$0.0004 each in the capital of the Company

“Repurchase Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution no. 5 in the Notice

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder(s)”	means holder(s) of existing Shares

“Shares”

means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Takeovers Code”	means the Code on Takeovers and Mergers

“United States” or “U.S.”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	means United States Dollars, the lawful currency of the United States of America

“%”	means per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

Executive Director:	Registered Office:
Zhang Wenyi (Chairman)	PO Box 309
Tzu-Yin Chiu (Chief Executive Officer)	Ugland House
Grand Cayman, KY1-1104
Non-Executive Directors:	Cayman Islands
Chen Shanzhi
Gao Yonggang	Principal Place of Business:
Lawrence Juen-Yee Lau (Alternate: Datong Chen)	18 Zhangjiang Road
Zhou Jie	PuDong New Area
Shanghai 201203
Independent Non-Executive Directors:	People’s Republic of China
Tsuyoshi Kawanishi
Frank Meng
Lip-Bu Tan	13 May 2013

To shareholders of the Company

Dear Sir or Madam,

(1)  NOTICE OF ANNUAL GENERAL MEETING

(2)  RE-ELECTION OF DIRECTORS

(3)  PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

(4)  ADOPTION OF NEW SHARE PLANS AND

(5)  TERMINATION OF EXISTING SHARE PLANS

INTRODUCTION

The purpose of this circular is to provide you with (i) a notice to convene the AGM, (ii) the details relating to the proposed re-election of Directors and general mandates to issue shares and repurchase shares; and (iii) the details of the New Share Plans. Details of the resolutions to be proposed at the AGM are set out in the Notice.

*                 for identification purposes only

1.                      Re-election of Directors

Three Class III Directors, namely Mr. Tsuyoshi Kawanishi, Professor Lawrence Juen- Yee Lau and Mr. Zhou Jie, whose initial appointments as Directors took effect on 25 September 2001, 30 June 2011 and 23 January 2009, respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Each of Professor Lau and Mr. Zhou will offer himself for re-election as a Class III Director. If re-elected, each of them will hold office until the 2016 annual general meeting of the Company. Mr. Kawanishi will not offer himself for re-election as a class III Director.

The details of the aforesaid Directors who are proposed to be re-elected are as follows:

(i)                    Lawrence Juen-Yee Lau

Professor Lawrence Juen-Yee Lau (“Professor Lau”), aged 68, was appointed as a non-executive Director of the Company with effect from 30 June 2011.

Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co- Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment, as well as Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region and its Currency Board and Governance Sub-Committees, and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also non-executive Vice-Chairman of CITIC Capital Holdings Limited, and an independent non-executive director of CNOOC Limited and Far EasTone Telecommunications Company Limited.

As at the Latest Practicable Date, Professor Lau has no interest in any Shares within the meaning of Part XV of the SFO.

Save for the fact that Professor Lau is the chairman of CIC International (Hong Kong) Co., Limited, a wholly-owned subsidiary of China Investment Corporation, a substantial shareholder of the Company, Professor Lau is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

Professor Lau has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Information about Professor Lau’s emoluments is set out is the 2012 Annual Report. As disclosed in the 2012 Annual Report, Professor Lau did not receive any emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2012.

If re-elected, Professor Lau will be eligible as a participant of the Existing Share Plans and the 2004 Equity Incentive Plan (and, where applicable, the New Share Option Plans and the 2014 Equity Incentive Plan). As such, Professor Lau will be eligible to be granted options, rights or awards pursuant to the terms of the Existing Share Plans and the 2004 Equity Incentive Plan (and, where applicable, the New Share Option Plans and the 2014 Equity Incentive Plan). Any other emoluments of Professor Lau will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly- traded companies.

(ii)                     Zhou Jie

Mr. Zhou Jie (“Mr. Zhou”), aged 45, was appointed as a non-executive Director of the Company with effect from 23 January 2009.

Mr. Zhou is the president and an executive director of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), the vice chairman, the chief executive officer as well as an executive director of Shanghai Industrial Holdings Limited (“SIHL”), and the chairman of Shanghai Pharmaceutical (Group) Co., Ltd. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in investment banking and capital markets operations.

As at the Latest Practicable Date, Mr. Zhou has no interest in any Shares within the meaning of Part XV of the SFO.

Save for the fact that Mr. Zhou is the president and an executive director of SIIC, the vice chairman, the chief executive officer as well as an executive director of SIHL, and a director of certain subsidiaries of SIIC and SIHL, Mr. Zhou is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Zhou has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Information about Mr. Zhou’s emoluments is set out in the 2012 Annual Report. As disclosed in the 2012 Annual Report, Mr. Zhou did not receive any emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2012.

If re-elected, Mr. Zhou will be eligible as a participant of the Existing Share Plans and the 2004 Equity Incentive Plan (and, where applicable, the New Share Option Plans and the 2014 Equity Incentive Plan). As such, Mr. Zhou will be eligible to be granted options, rights or awards pursuant to the terms of the Existing Share Plans and the 2004 Equity Incentive Plan (and, where applicable, the New Share Option Plans and the 2014 Equity Incentive Plan). Any other emoluments of Mr. Zhou will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

In relation to the aforesaid Directors who are proposed to be re-elected, save as disclosed above, there is no other information required to be disclosed nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

3.                      General Mandates to Issue and Repurchase Shares

At the annual general meeting of the Company held on 7 June 2012, the Shareholders passed resolutions granting general mandates to the Directors to issue and purchase Shares. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

•                         an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the “New Issue Mandate”), which New Issue Mandate, for the purposes of calculating the number of Shares that may be issued under the New Issue Mandate, shall disregard the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase attached to any

Shares (“Convertible Shares”) issued pursuant to the resolution to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares;

•                         an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to repurchase an amount of Shares not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the “Repurchase Mandate”); and

•                         conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

As at the Latest Practicable Date, the Company had in issue an aggregate of 32,039,901,352 Shares. Subject to the passing of resolution no. 4 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of Shares, representing 20% of the issued share capital of the Company as at the AGM. Assuming that no further Shares will be issued or repurchased prior to the date of the AGM, the maximum number of Shares that may be issued would be 6,407,980,270.

As of 31 December 2012, there is (i) an outstanding warrant to purchase 488,730 Ordinary Shares which was granted in connection with an intellectual property development license agreement entered into by the Company in 2003 with a service provider; and (ii) an outstanding warrant to purchase 840,141,386 Ordinary Shares (subject to adjustment) at a purchase price of HK$1.30 per Ordinary Share, subject to receipt of required government and regulatory approvals, granted to Taiwan Semiconductor Manufacturing Company, Ltd. on 9 November 2009.

Save as disclosed above and in the 2012 Annual Report, there are no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives in the year ended 31 December 2012.

The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

4.                      New Share Plans

As the Existing Share Option Plans will expire on 15 February 2014, the Company proposes to adopt the New Share Option Plans which comply with Chapter 17 of the Listing Rules to replace the Existing Share Option Plans. The Company also proposes to adopt the 2014 Equity Incentive Plan to replace the 2004 Equity Incentive Plan.

The purpose of these plans will be to allow our employees, Directors and other service providers an opportunity to share in the growth and profitability of our company to provide a non-cash means of incentivizing and retaining these individuals.

2014 Stock Option Plan. Under the 2014 Stock Option Plan, employees, officers or other service providers will be eligible to acquire Shares or ADSs pursuant to stock options. The 2014 Stock Option Plan will also provide for grants of stock options to non-employee Directors at the discretion of the Board. The 2014 Stock Option Plan will terminate on the tenth anniversary of the Effective Date. The 2004 Stock Option Plan will be terminated after obtaining Shareholders’ approval with effect from the Effective Date of the 2014 Stock Option Plan.

The 2014 Stock Option Plan will provide for the grant of incentive stock options (“ISOs”) or non-qualified stock options (“NSOs”). Any award of Director Options (as defined in the 2014 Stock Option Plan) to non-employee directors will be NSOs. The aggregate fair market value of the Shares represented by any given optionee’s ISOs that become exercisable in any calendar year may not exceed US$100,000. Stock options in excess of this limit will be treated as NSOs.

The Compensation Committee will administer the 2014 Stock Option Plan. The Compensation Committee may delegate some or all of its authority (with certain restrictions) under the 2014 Stock Option Plan to one or more of its members or one or more of our officers. The Compensation Committee will select the persons (other than non- employee Directors) to whom stock options will be granted and will determine the grant date, number of underlying Shares or ADSs, exercise prices, vesting periods and other relevant terms of the stock options, including whether the stock options will be ISOs or NSOs, except that ISOs may be granted only to employees and Director Options (as defined in the 2014 Stock Option Plan) may be granted only to non-employee Directors. The exercise price of a stock option granted under the 2014 Stock Option Plan shall be no less than the higher of (i) the closing price of an ordinary share on the Hong Kong Stock Exchange on the date of grant which must be a business day (or, in the case of an ADS, of an ADS on the New York Stock Exchange) and (ii) the average closing price of an ordinary share on the Hong Kong Stock Exchange (or, in the case of an ADS, of an ADS on the New York Stock Exchange) for the five business days immediately preceding the date of grant. The Compensation Committee will determine the effect of a termination of employment on a stock option awarded under the 2014 Stock Option Plan except that if employment is terminated for cause, as defined in the plan, all unexercised stock options of an optionee are forfeited. Our board of directors will exercise all authority and responsibility with respect to any stock options granted to non-employee directors. Stock options are generally not transferable during the life of the optionee unless permitted by the Hong Kong Stock Exchange.

The Compensation Committee will specify the effect that a merger or change in control (as defined in the 2014 Stock Option Plan) will have on grants of stock options, which may include the acceleration of vesting of stock options prior to the date of the change of control.

2014 Employee Stock Purchase Plan. The 2014 Employee Stock Purchase Plan is intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 423 of the U.S. Internal Revenue Code. Under the 2014 Employee Stock Purchase Plan, all employees of our participating subsidiaries are eligible (subject to limited exceptions set forth in the U.S. Internal Revenue Code) to elect through payroll deductions to purchase Shares or ADSs at a discount. The 2014 Employee Stock Purchase Plan will terminate on the tenth anniversary of the Effective Date. The 2004 Employee Stock Purchase Plan will be terminated after obtaining Shareholders’ approval with effect from the Effective Date of the 2014 Employee Stock Purchase Plan. The Compensation Committee will administer the 2014 Employee Stock Purchase Plan. The Compensation Committee may delegate some or all of its authority (with certain restrictions) under the 2014 Employee Stock Purchase Plan to one or more of its members or one or more of our officers.

The 2014 Employee Stock Purchase Plan will be implemented by a series of offering periods. The Compensation Committee will determine the starting and ending dates of each offering period.

An eligible employee may elect to participate in the 2014 Employee Stock Purchase Plan for any offering period by filing the enrollment documents with the appropriate human resources group. A participant will elect to have payroll deductions made on each payday during the offering period in a dollar amount specified in the employee’s enrollment documents. These deductions will be placed into an account on behalf of a participant.

The Compensation Committee will determine the maximum amount that any employee may contribute to his or her account under the 2014 Employee Stock Purchase Plan during any calendar year. A participant may not accrue share purchase rights at a rate that exceeds US$25,000, based on the fair market value of the plan shares or such lower amount as the Compensation Committee may determine for each calendar year in which the share purchase right is outstanding.

A participant may terminate participation in the 2014 Employee Stock Purchase Plan and withdraw from an offering by submitting a withdrawal notice and receiving all of his or her accumulated payroll deductions from that offering. Upon withdrawal, the participant’s right to purchase ADSs for the current offering period will be terminated, and the participant can no longer participate in the current offering. On the last day of the offering period, a participant’s accumulated contributions are used to purchase ADSs at a price which shall be the lower of the following two prices:

(A)              85% (or such higher percentage as determined by the Compensation Committee) of the fair market value of such ADSs on the date of commencement of the offering period; or

(B)              85% (or such higher percentage as determined by the Compensation Committee) of the fair market value of such ADSs on the date of conclusion of the offering period.

The ADSs are then deposited to an account established in the participant’s name with a broker designated by us.

If a participant’s employment terminates prior to the end of an offering period for any reason (subject to the limited exception set forth below), we will pay to the participant his or her account balance and the participant’s right to purchase ADSs under the 2014 Employee Stock Purchase Plan will automatically terminate. If a participant’s employment terminates less than three months prior to the end of the offering period for certain “non- cause” triggers, the participant will continue to participate in the 2014 Employee Stock Purchase Plan for the offering period then in progress, except that the participant’s contributions will cease with the contribution made from such participant’s final paycheck.

2014 Equity Incentive Plan. Under the 2014 Equity Incentive Plan, our employees, officers and other service providers will be eligible to acquire equity-based awards other than stock options. The 2014 Equity Incentive Plan will become effective on the Effective Date after its adoption by the Shareholders and will continue unless and until terminated by the Board. The Compensation Committee will administer the 2014 Equity Incentive Plan. The Compensation Committee may delegate some or all of its authority (with certain restrictions) under the 2014 Equity Incentive Plan to one or more of its members or one or more of our officers. The Compensation Committee will select the persons to whom awards will be granted and determines the type of award, grant date, amounts, vesting periods and other relevant terms of the awards. Awards may be granted to eligible individuals who are employees, officers or other service providers of the Company. The 2004 Equity Incentive Plan will be terminated after obtaining Shareholders’ approval with effect from Effective Date of the 2014 Equity Incentive Plan.

Stock Appreciation Rights. Under the 2014 Equity Incentive Plan, the Compensation Committee may grant stock appreciation rights independent of or in connection with a stock option granted under the 2014 Stock Option Plan. Generally, each stock appreciation right will entitle a participant upon settlement to an amount equal to (1) the excess of (A) the market value on the exercise date of one ordinary share or ADS, over (B) the market value on the grant date of such ordinary shares or ADSs, multiplied by (2) the number of Shares or ADSs covered by the stock appreciation right. Payment will be made in Shares or ADSs or in cash, or partly in Shares or ADSs and partly in cash, all as determined by the Compensation Committee.

Other Equity-based Awards: Under the 2014 Equity Incentive Plan, the Compensation Committee may grant awards of restricted shares, restricted share units, dividend equivalents, deferred shares and other awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of, Shares. In accordance with the terms of the award documents, these awards may be subject to performance targets, vesting and/or forfeiture conditions and will be settled by the Company on the vesting date in cash, new Shares, or such form as the Compensation Committee may determine. The other equity-based awards will be subject to the terms or conditions established by the Compensation Committee. Any issue of new Shares to Directors pursuant to the 2014 Equity Incentive Plan shall be subject to the Listing Rules (including the obtaining of any relevant shareholders’ approval in connection with such an issue of Shares, if applicable).

The Compensation Committee may specify the effect that a merger or change in control will have on the grants of equity-based awards, which may include acceleration of vesting of such equity-based awards prior to the date of the change of control.

As at the Latest Practicable Date, the Company had 32,039,901,352 issued Shares.

The number of Shares issuable pursuant to the New Share Option Plans shall not, in aggregate, exceed 10% of the existing issued share capital of the Company as at the date of the AGM. Assuming there is no change in issued share capital between the period from the Latest Practicable Date and the date of the AGM, the number of Shares issuable pursuant to the New Share Option Plans will be 3,203,990,135 Shares, representing 10% of the existing issued share capital of the Company as at the Latest Practicable Date.

The number of Shares issuable pursuant to the 2014 Equity Incentive Plan shall not, in aggregate, exceed 2.5% of the existing issued share capital of the Company as at the date of the AGM. Assuming there is no change in issued share capital between the period from the Latest Practicable Date and the date of the AGM, the number of Shares issuable pursuant to the 2014 Equity Incentive Plan will be 800,997,533 Shares, representing 2.5% of the existing issued share capital of the Company as at the Latest Practicable Date.

The Directors consider that it is not appropriate to state the value of all options or purchase rights that can be granted pursuant to the New Share Option Plans as if they had been granted on the Latest Practicable Date. There are a number of variables such as the subscription price, the exercise period and the lock-up period which are crucial for the calculation of the underlying value of the options or purchase rights which have not been determined. The Directors believe that any calculation of the value of such options or purchase rights as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and would be misleading to Shareholders.

None of the Directors is a trustee of the New Share Option Plans or has a direct or indirect interest in the trustee. With respect to the operation of the New Share Option Plans, the Company will, where applicable, comply with the relevant requirements under Chapter 17 of the Listing Rules.

5.                      CONDITION FOR THE ADOPTION OF THE NEW SHARE PLANS

The approval to be given by Shareholders at the AGM for the adoption of the New Share Plans will be by way of an ordinary resolution, subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of and permission to deal in any Shares which may fall to be issued by the Company pursuant to the exercise of options or purchase rights in accordance with the terms and conditions of the New Share Option Plans or pursuant to the 2014 Equity Incentive Plan.

Each of the New Share Plans will become effective from its Effective Date after its adoption by Shareholders.

Subject to the obtaining of Shareholders’ approval with respect to the adoption of the New Share Option Plans at the AGM, the total number of Shares which may be issued upon exercise of all options or purchase rights to be granted under the New Share Option Plans must not in aggregate exceed 10% of the total issued share capital of the Company as at the date of the AGM unless the Company obtains a fresh approval from Shareholders to renew the 10% limit on the basis that the maximum number of Shares in respect of which options may be granted under the New Share Option Plans, together with any options or purchase rights outstanding and yet to be exercised under the New Share Option Plans and shall not exceed 30% of the issued share capital of the Company from time to time, subject to such changes with respect to such 30% limit that may apply from time to time under the applicable Listing Rules, as determined by the Compensation Committee. The number of Shares issuable pursuant to the 2014 Equity Incentive Plan shall not, in aggregate, exceed 2.5% of the existing issued share capital of the Company as at the date of the AGM. The 2014 Equity Incentive Plan is not a share option scheme for the purpose of Chapter 17 of the Listing Rules and the 2.5% limit on the Shares issuable pursuant to the 2014 Equity Incentive Plan is separate from the 10% limit on the Shares issuable under the New Share Option Plans.

A summary of the principal terms of the New Share Plans which are proposed to be approved and adopted by the Company at the AGM is set out on pages 9 to 12 of this circular, and the principal terms of the New Share Option Plans are contained in Appendix II to this circular . A copy of the rules of the New Share Option Plans is available for inspection at the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong during normal business hours from the date hereof up to and including the date of the AGM.

RECOMMENDATION

The Directors are of the view that the proposed resolutions set out in the Notice and the proposed adoption of the New Share Plans and the 2014 Equity Incentive Plan are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the proposed resolutions.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder has a material interest in resolution 7 to be proposed at the AGM and is required to abstain from voting on resolution 7 as set out in the Notice. The Board confirm that to the best of its knowledge, information and belief having made all reasonable enquiries, as at the Latest Practicable Date, there was no voting trust or other agreement or arrangement or understanding (other than an outright sale) entered into by or binding upon any Shareholder and there was no obligation or entitlement of any Shareholder whereby he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of his Shares to a third party, either generally or on a case-by-case basis.

ANNUAL GENERAL MEETING

The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

Yours faithfully,
On behalf of the Board of Directors
Dr. Tzu-Yin Chiu
Chief Executive Officer, Executive Director

APPENDIX I	EXPLANATORY STATEMENT

This is an explanatory statement given to all Shareholders relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by the Shareholders at the AGM authorizing the Repurchase Mandate.

LISTING RULES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the Directors to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the Resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Ordinary Shares, each with a par value of US$0.0004 per Share and 5,000,000,000 undesignated preference shares, each with a par value of US$0.0004 per Share and the number of Ordinary Shares in issue was 32,039,901,352 representing a paid- up share capital of approximately US$12,815,960.54. On the basis of the 32,039,901,352 Ordinary Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 3,203,990,135 Shares (being 10% of the Ordinary Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Share repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the 2012 Annual Report) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their Associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest (HK$)	Lowest (HK$)

2012
April	$0.425	$0.380
May	$0.395	$0.250
June	$0.248	$0.236
July	$0.305	$0.238
August	$0.325	$0.265
September	$0.310	$0.275
October	$0.330	$0.285
November	$0.385	$0.305
December	$0.395	$0.365

2013
January	$0.510	$0.385
February	$0.530	$0.405
March	$0.495	$0.435
April	$0.590	$0.440
May *	$0.630	$0.550

* Up to the Latest Practicable Date.

No purchase of Shares has been made by the Company on the Stock Exchange or otherwise in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, no repurchase of Shares has been made by the Company from its employees pursuant to the 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a Shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As recorded in the register kept by the Company under Section 336 of the SFO as at the Latest Practicable Date, (i) Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”) was directly and/or indirectly interested in an aggregate of 6,166,138,341 Ordinary Shares in long position, representing approximately 19.25% of the issued share capital of the Company; (ii) China Investment Corporation (“CIC”) was directly and/or indirectly interested in an aggregate of 3,605,890,530 Ordinary Shares in long position, representing approximately 11.25% of the issued share capital of the Company; and (iii) Shanghai Industrial Investment (Holdings) Company Limited (“Shanghai Industrial”) was directly and/or indirectly interested in an aggregate of 1,978,277,340 Ordinary Shares in long position, representing approximately 6.17% of the issued share capital of the Company.

Based on such interests and assuming that no further Shares are issued or repurchased prior to the date of the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Datang, CIC and Shanghai Industrial will be increased to 21.38% (in long position), 12.50% (in long position), and 6.86% (in long position) of the issued Share capital of the Company, respectively. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing Shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, approximately 63.28% of the issued Share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the date of the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, 59.20% of the issued Share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued Share capital of the Company held in public hands.

APPENDIX II	NEW SHARE OPTION PLANS

2014 STOCK OPTION PLAN

The following is a summary of the principal terms of the 2014 Stock Option Plan (the “SOP”) which will take effect after obtaining Shareholders’ approval on the Effective Date.

Summary of the terms of the SOP

(a)                Purpose of the SOP

The purposes of the SOP are to attract, retain and motivate employees and directors of, and other service providers to the Company, to provide a means of compensating them through the grant of stock options for their contribution to the growth and profits of the Company, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)                Who may join

The Compensation Committee of the Board (the “Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for Shares at a price calculated in accordance with sub-paragraph (e) below. The Company may also grant stock options to a Director who is not an employee of the Company (“Non Employee Director”).

(c)                 Stock Options

Stock Options granted under the SOP (“Stock Options”) shall entitle a participant (“Participant”) of the Plan to purchase a specified number of Shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub- paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non- Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the SOP who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Committee or the Administrator, as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Committee may also (i) accelerate the vesting of a Stock

Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The SOP does not provide for any payment upon application or acceptance of an option.

(d)                Administration of the SOP

The Committee shall be responsible for the administration of the SOP. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Committee is not obliged to grant Stock Options to Participants in uniform terms. Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Committee in relation to the carrying out and administering of the SOP shall be final and binding. No member of the Committee shall be liable for any action or determination made in good faith, and the members of the Committee shall be entitled to indemnification and reimbursement in the manner provided in the Company’s Articles of Association.

The Committee may delegate some or all of its authority under the SOP to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the SOP. The Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)                 Exercise Price

The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the Shares on the Hong Kong Stock Exchange’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the Shares on the Hong Kong Stock Exchange (as stated in the relevant daily quotation sheets of the Hong Kong Stock Exchange) for the five business days immediately preceding the date of grant subject to such changes from time to time to applicable Listing Rules, as determined by the Committee.

The Fair Market Value of the ADSs shall be the higher of (i) the closing price of the ADSs on the New York Stock Exchange on the applicable date of grant, and (ii) the average closing price of the ADSs on the New York Stock Exchange for the five business days immediately preceding the date of grant.

(f)                  Limit of the SOP

The number of Shares that may be issued under the SOP and the Employee Stock Purchase Plan (the “Global Limit”) shall not exceed ten per cent. of the issued and outstanding Shares as at date of the AGM.

The number of Shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the SOP and all outstanding purchase right granted under the 2014 Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 per cent. of the issued and outstanding Shares in issuance from time to time.

(g)                 Individual Limit

The total number of Shares underlying Stock Options or other options granted by the Company to, and the total number of Shares that may be purchased under one or more purchase rights granted under the 2014 Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one per cent. (1%) (or 0.1 per cent. in the case of an independent non executive Director) of the then issued and outstanding Shares subject to such changes from time to time to applicable Listing Rules, as determined by the Committee.

(h)                Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the SOP, the relevant Award Document and any rules and procedures established by the Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i)                    Director Options

Each Non-Employee Director may be granted Stock Options to purchase Shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All Non-Employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Director’s service on the Board, such Non-Employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)                   Termination or lapse of Option

A Stock Option shall terminate or lapse automatically on:

(i)                     the expiry of ten years from the date of grant subject to such changes from time to time to applicable Listing Rules, as determined by the Committee;

(ii)                  the termination of a Participant’s employment or service with the Company for a reason set out in sub-paragraph (l) below;

(iii)               save as to any contrary directions of the Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)              the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)                 termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)                Rights are personal to Participant

A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)                    Termination of employment or service

If a Participant’s employment or service with the Company is terminated for the following reasons:

(i)                     the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

(ii)                  any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii)               any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company,

then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

The Committee may permit any Incentive Stock Option to convert into a Non- Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)            Change in control of the Company

The Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the SOP) will have on such Stock Option. The Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)                Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company, (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the SOP.

In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)                Period of the SOP

The SOP shall remain in force for a period of ten years commencing on the Effective Date.

(p)                Amendments and Termination

The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company. Any alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

If the SOP is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the SOP.

(q)                Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)                   Cancellation of Stock Options

In the case of a change in control, Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)                  Ranking of Shares

The Shares to be allotted upon the exercise of a Stock Option will be subject to the Articles of Association of the Company for the time being in force and will rank pari passu with the Plan Shares in issue on the date of such allotment.

2014 EMPLOYEE STOCK PURCHASE PLAN

The following is a summary of the principal terms of the Employee Stock Purchase Plan (the “ESPP”) which will take effect after obtaining Shareholders’ approval on the Effective Date.

Summary of the terms of the ESPP

(a)                Purposes of the ESPP

The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)                Who may join

Subject to any contrary directions given by the Compensation Committee of the board (the “Committee”), all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of each Offering Period (the “Purchase Date”).

(c)                 Administration of the ESPP

The Committee shall be responsible for the administration of the ESPP. Its responsibility includes determining the maximum amount that any Employee may contribute to his or her account under the ESPP during any calendar year; determining the starting and ending dates of each Offering Period; changing the Offering Periods, limiting the frequency and/or number of changes in the amount withheld during an Offering Period, permitting payroll withholding in excess of the amounts designated by a participant (“Participant”) of the Plan in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, and ensuring that amounts applied towards the purchase of the Plan Shares for each Participant properly correspond with amounts withheld from the Participant’s compensation.

Any determination by the Committee in relation to the carrying out and administering of the ESPP shall be final and binding. The Committee may delegate some or all of its authority under the ESPP to an individual or individuals (each an “Administrator”) who may either be one or more members of the Committee or one or more of the officers of the Company. Any actions undertaken by the Administrator in accordance with the Committee’s delegation of authority shall have the same force and effect as if undertaken directly by the Committee. No member of the Committee shall be liable for any action or determination made in good faith, and the members of the Committee shall be entitled to indemnification and reimbursement in the manner provided by the Company’s by-laws as they may be amended from time to time.

(d)                Offering Period

The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(e)                 Employees’ Contributions under the ESPP

All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i)                     six months after the effective date of any such decrease; and

(ii)                  the end of the relevant Offering Period.

In addition, a Participant who has elected such a decrease in rate of Contribution may, prior to the end of the relevant Offering Period, make one or more supplemental Contributions into his or her account. The aggregate of the supplemental Contributions shall not exceed, in the aggregate, the total Contributions the Participant would have made for that Offering Period had the original rate of Contribution remained in effect throughout the entire Offering Period and the Participant’s actual Contributions.

A Participant may change his or her rate of Contribution by filing the requisite documents with the Company. The change in amount shall be effective as at the beginning of the next payroll period following the date of filing of the requisite documents, provided the Participant filed the documents at least five business days prior to the beginning of the next payroll period. Should the Participant failed to file within five business prior to the beginning of the next payroll period, the change in amount shall be effective as of the beginning of the next succeeding payroll period.

(f)                  Grant of Purchase Right

Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i)                     dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii)                  subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Committee has made available for the relevant Offering Period, then the Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(g)                 Exercise of Purchase Right

Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, which shall be the lower of the following two prices:

(A)               85% (or such higher percentage as determined by the Compensation Committee) of the fair market value of such ADSs on the date of commencement of the offering period; or

(B)               85% (or such higher percentage as determined by the Compensation Committee) of the fair market value of such ADSs on the date of conclusion of the offering period.

The Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase ADSs and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase Shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

(h)                Limit of the ESPP

The number of Shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten per cent. of the issued and outstanding Shares as at the date of the AGM.

The number of Shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty per cent. of the issued and outstanding Shares in issuance from time to time subject to such changes from time to time to applicable Listing Rules, as determined by the Committee.

No Employee shall be granted a Purchase Right pursuant to the terms of the ESPP if:

(i)                     immediately after the grant, such Employee would own capital stock of the Company and/or hold outstanding Purchase Right to purchase stock possessing five per cent. or more of the total combined voting power or value of all classes of stock of the Company or of any of its subsidiaries;

(ii)                  such Purchase Right would permit the Employees’ rights to purchase ADSs under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate that exceeds US$25,000 of the Fair Market Value of such ADSs or such lower amount as the Committee may determine for each calendar year in which such Purchase Right is outstanding at any time; and

(iii)               such Purchase Right would permit the Employee’s rights to purchase ADSs under all employee purchase plans or option plans of the Company granted to him or her in any twelve-month period to exceed one per cent. of the then issued and outstanding Shares unless otherwise allowed under the Listing Rules.

(i)                    Purchase Rights are personal to the Participants

During his or her lifetime, a Participant’s Purchase Right shall be exercised by him or her only. Neither contributions credited to a Participant’s account under the ESPP nor any rights with regard to the exercise of a Purchase Right to receive Plan Shares under the ESPP may be assigned, transferred, pledged or otherwise disposed in any way by any Participant.

(j)                   Designation of Beneficiary

A Participant may designate a beneficiary to receive any ADSs and cash, if any, from his or her account under the ESPP in the event of the Participant’s death. If a Participant is married and the designated beneficiary is not the spouse, the Company may determine that spousal consent shall be required for such designation to be effective.

A Participant may change a designation of beneficiary at any time by filing the requisite notice. In the event of the death of the Participant and in the absence of a beneficiary validly designated under the ESPP who is living at the time of such Participant’s death, the Company shall deliver ADSs and/or cash from the Participant’s account under the ESPP to the executor or administrator of the Participant’s estate, or if no such person has been appointed, the Company, in its discretion, may deliver such ADSs and/or cash to the Participant’s spouse or to any one or more dependents, relatives, or such other person as the Company may designate.

(k)                Voluntary Withdrawal

A Participant may withdraw all but not less than all the Contributions credited to his or her account under the ESPP at any time prior to a Purchase Date by submitting the requisite documents. A Participant’s Purchase Right for the current period shall automatically be terminated and cancelled, and no further Contributions for the purchase of ADSs shall be accepted from the Participant during the Offering Period. A Participant’s withdrawal from an offering shall not have any effect upon his or her eligibility to participate in the ESPP for the succeeding Offering Period.

(l)                    Termination of Employment

If a Participant to the ESPP terminates his or her employment under circumstances that qualify the Participant as a Qualified Terminated Participant, (as defined in the ESPP) and the effective date of the Participant’s termination of employment is less than three months prior to the next Purchase Date, then the Participant shall continue to participate in the ESPP for the Offering Period then in progress, and the Participant’s Purchase Right for such Offering Period shall be exercised in accordance with sub-paragraph (g) above. However, the Participant’s Contribution to his or her account shall cease with the Contribution made from his or her final paycheck, and the Participant shall not be permitted to make any supplemental Contributions to the ESPP save as directed otherwise by the Committee. The Participant shall not be eligible to participate in any Offering Period that starts after the effective date of his or her termination of employment.

If a Participant terminates his or her employment under circumstances which do not qualify him or her as a Qualified Terminated Participant, the Company shall pay to the Participant all contributions credited to his or her account under the ESPP and the Participant’s Purchase Right shall automatically terminate and lapse.

(m)            Voting and dividend rights

No voting rights shall be exercisable and no Participants under the ESPP shall have any claim to the dividends in the ADSs covered by his or her rights to purchase the ADSs until such rights have been exercised.

(n)                Ranking of the ADSs

ADSs allotted upon the exercise of Purchase Right shall rank pari passu (including, but not limited to, with respect to voting, dividend transfer rights and rights arising upon liquidation of the Company) in all respects with the ADSs in issue on the date of such allotment and will be subject to all the provisions of the Articles of Association of the Company for the time being in force.

(o)                Change in the capital structure of the Company

In the event of an alteration in the capital structure of the company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Committee shall have discretion to make the appropriate adjustments in the number and/or the kind of shares which are subject to purchase under outstanding Purchase Rights, including, if the Committee deems appropriate, the substitution of similar Purchase Rights in shares of another company so that a Participant shall be entitled to the same proportion of the equity capital of the Company as that to which he or she was previously entitled to.

(p)                Period of the ESPP

The ESPP shall continue for a term of ten years from the Effective Date unless terminated in accordance with sub-paragraph (r).

(q)                Use of Funds

The Company may, but shall not be obligated to, segregate Contributions under the ESPP and/or arrange for Contributions to be held by a third party financial institution or trustee for the benefit of the Participants. Whether or not segregated, Contributions shall remain the property of the relevant Participants and shall be subjected to the rights of the Participants and not to the claims of the Company’s creditors.

(r)                   Amendments and Termination of the ESPP

The Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to

(i)                     increasing the number of ADSs approved for the ESPP; or

(ii)                  decreasing the Purchase Price per ADSs.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company. Any amendment made to the ESPP must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

If the ESPP is terminated by the Board prior to the tenth anniversary of the Effective Date, unless the Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the Plan.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share Option Schemes operated by listed issuers may not be lower than effectively the market price of our Shares. As a result of the capital intensive nature of our business, we have traditionally relied on share options, rather than cash, as an important means of remunerating our employees. Accordingly, we have applied to and obtained from the Hong Kong Stock Exchange a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that we are allowed to continue to grant options over our ADSs to our employees under the ESPP at an exercise price which is at a discount (up to 15 per cent. discount) to market price.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

(1)  NOTICE OF ANNUAL GENERAL MEETING

(2)  RE-ELECTION OF DIRECTORS

(3)  PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

(4)  ADOPTION OF NEW SHARE PLANS AND

(5)  TERMINATION OF EXISTING SHARE PLANS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Thursday, 13 June 2013 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 : 00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.                     To receive and consider the audited financial statements and the reports of the Directors of the Company (the “Directors”) and auditors of the Company for the year ended 31 December 2012.

2.                     To re-elect two retiring Directors, namely, Lawrence Juen-Yee Lau and Zhou Jie, and authorize the board of Directors (the “Board of Directors”) to fix their remuneration.

3.                     To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and authorize the audit committee of the Board of Directors to fix their remuneration.

*                 for identification purposes only

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.                     “THAT:

(A)               subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares (as defined below) and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)               the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)                     a Rights Issue (as defined below); or

(ii)                  any option or share scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible persons of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s (i) 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan, and (ii) the 2014 Stock Option Plan, 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan; or

(iii)               the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)              any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the articles of association of the Company (the “Articles of Association”) from time to time, shall not exceed the aggregate of:

(a)                twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4 (the “Issue Mandate Limit”); and

(b)                (if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4), and the said approval shall be limited accordingly;

(C)               for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (“Convertible Shares”) issued pursuant to this resolution shall, to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D)               for the purpose of this Resolution 4 :

(i)                     “Relevant Period” means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a)                the conclusion of the next annual general meeting of the Company;

(b)                the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by law to be held; or

(c)                 the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)                  “Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii)               “Ordinary Shares” means the ordinary shares of par value U$0.0004 each in the capital of the Company;

(iv)              “Preferred Shares” means the preferred shares of par value of US$0.0004 each in capital of the Company; and

(v)                 “Shares” means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

5.                     “THAT:

(A)               subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)               the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

(C)               for the purpose of this Resolution 5 :

(i)                     “Relevant Period” means the period from (and including) the passing of this Resolution 5 until the earlier of:

(a)                the conclusion of the next annual general meeting of the Company;

(b)                the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)                 the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii)                  “Shares” means shares of all classes in the capital of the Company (including but not limited to ordinary shares of par value US$0.0004 each in the capital of the Company and preferred shares of par value

US$0.0004 each in the capital of the Company) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

6.                     “THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.”

7.                     “THAT,

subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting the listing of, and permission to deal in, the shares of US$0.0004 each (the “Shares”) in the capital of the Company to be issued pursuant to the exercise of options or purchase rights which may be granted under the 2014 Stock Option Plan (in respect of the 2014 Stock Option Plan) and the 2014 Employee Stock Purchase Plan (in respect of the 2014 Employee Stock Purchase Plan) and pursuant to the 2014 Equity Incentive Plan (in respect of the 2014 Equity Incentive Plan) (together the “Plans”, the rules of which are summarised in the circular of the Company dated 13 May 2013 and contained in the document marked “A” produced to the Meeting and initialled by the Chairman of the Meeting for identification purpose only), the rules of each of the Plans be and are hereby approved and adopted and that the Directors be and are hereby authorised to:

(i)                     allot, issue and grant from time to time such number of Shares, options and purchase rights as may be required pursuant to the implementation of each of the Plans or any exercise of options or purchase rights under the Plans;

(ii)                  administer each of the Plans under which options or purchase rights will be granted to eligible participants under the Plans to subscribe for Shares and/ or Shares will be issued to eligible participants;

(iii)               modify and/or amend the rules of each of the Plans from time to time subject to the provisions of such rules; and

(iv)              make application at the appropriate time to the Stock Exchange, and any other stock exchange upon which the Shares may for the time being be listed, for the listing of, and permission to deal in, the Shares which may from time to time be allotted and issued pursuant to the exercise of the options or purchase rights under, or otherwise pursuant to, the Plans.”

8.                     “THAT,

with effect from the effective date of:

(i)                     the 2014 Stock Option Plan as provided in the rules thereof, the 2004 Stock Option Plan adopted by the Company pursuant to a resolution passed by the shareholders of the Company on 16 February 2004 be terminated and shall cease to have any further effect save and except that the 2004 Stock Option Plan shall remain in force to the extent necessary to give effect to the exercise of the options granted thereunder prior to the termination thereof;

(ii)                  the 2014 Employee Stock Purchase Plan as provided in the rules thereof, the 2004 Employee Stock Purchase Plan adopted by the Company pursuant to a resolution passed by the shareholders of the Company on 16 February 2004 be terminated and shall cease to have any further effect save and except that the 2004 Employee Stock Purchase Plan shall remain in force to the extent necessary to give effect to the exercise of the purchase rights granted thereunder prior to the termination thereof; and

(iii)               the 2014 Equity Incentive Plan as provided in the rules thereof, the 2004 Equity Incentive Plan adopted by the Company pursuant to a resolution passed by the shareholders of the Company on 10 March 2004 be terminated and shall cease to have any further effect save and except that the 2004 Equity Incentive Plan shall remain in force to the extent necessary to give effect to the awards granted thereunder prior to the termination thereof.”

By Order of the Board
Gareth Kung
Company Secretary

Shanghai, 13 May 2013

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Members of the Board:

Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip- Bu Tan as Independent Non-Executive Directors of the Company.

Notes:

1.                      A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one Share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.                      To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.                      The register of members of the Company will be closed from, 10 June 2013 to, 13 June 2013 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 13 June 2013, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.                      In relation to Resolution 2, two class III Directors, Lawrence Juen-Yee Lau and Zhou Jie, whose initial appointments as Directors took effect on 30 June 2011 and 23 January 2009, respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Each of Lawrence Juen-Yee Lau and Zhou Jie will offer himself for re-election as a Class III Director. If re-elected, each of them will hold office until the 2016 annual general meeting of the Company.

5.                      In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

6.                      By Resolutions 4 and 6, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5 as more particularly described in Resolutions 4 to 6.

7.                      By Resolutions 7 and 8, approval is being sought from shareholders of the Company to adopt the 2014 Stock Option Plan, the 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan (the “New Share Plans”), and to terminate the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan. A summary of the principal terms of the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan is set out in Appendix II to the AGM Circular, and a summary of the New Share Plans is set out on pages 9 to 12 of the AGM Circular.

AGAINST AGAINST AGAINST FOR FOR FOR Res. 1 Res. 3 Res. 6 Res. 2(i) Res. 4 Res. 7 Res. 2(ii) Res. 5 Res. 8 Res. 2(iii) Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Semiconductor Manufacturing International Corporation - Proof 4 5/13/13 Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Address Change Mark box, sign and indicate changes/comments below: Date: TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION Sign Below SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

1. # The full text of the resolution is set out in the Notice of Annual General Meeting. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 13, 2013, hereby Semiconductor Manufacturing International Corporation - Proof 4 5/13/13 To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2012. 2. (i) To re-elect Lawrence Juen-Yee Lau as a non-executive director of the Company. (ii) To re-elect Zhou Jie as a non-executive director of the Company. (iii) To authorize the board of directors of the Company (the “Board”) to fix the directors’ remuneration. 3. To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and authorize the audit committee of the Board to fix their remuneration. 4. To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution.# 5. To grant a general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.# 6. Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.# 7. To approve the adoption of the 2014 Stock Option Plan, the 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan and the issue of Shares and Options thereunder.# 8. To approve the termination of the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan.# JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Thursday, June 13, 2013, at 3:00 p.m., for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 10, 2013. Only the registered holders of record at the close of business on May 13, 2013, will be entitled to execute the attached Voting Instruction Card. requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 10, 2013. For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php. If you wish to obtain a hard copy of the Notice of Annual General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com. JPMorgan Chase Bank, N.A., Depositary ORDINARY RESOLUTIONS Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506 PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Semiconductor Manufacturing International Corporation Voting Instruction Card Please see reverse side for Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 21 May, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director